Exhibit 99.1

GRUPO TMM COMPANY CONTACT: Brad Skinner, Senior Vice President Investor Relations 011-525-55-629-8725 (brad.skinner@tmm.com.mx)	AT DRESNER CORPORATE SERVICES: Kristine Walczak (general investors, analysts and media) 312-726-3600 (kwalczak@dresnerco.com)

Marco Provencio Press Relations, Proa/Structura 011-525-55-629-8758; 011-525-55-442-4948 (mp@proa.structura.com.mx)

GRUPO TMM ANNOUNCES REPURCHASE OF STAKE IN MEXRAIL BY TFM

Exercise of Repurchase Right Returns 100 Percent of Mexrail's Interest to TFM

(Mexico City, August 29, 2003) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; "TMM"); announced today that on August 27, 2003, its subsidiary, TFM, S.A. de C.V. (TFM), gave notice to Kansas City Southern (KCS) of the exercise of its right to repurchase shares representing an aggregate 51 percent interest in Mexrail, Inc. ("Mexrail") that were sold to KCS in May 2003. The shares are currently held in a voting trust pending the receipt of approval of the United States Surface Transportation Board of KCS's application to assume control of Mexrail.

Under the terms of the Stock Purchase Agreement entered into on April 15 2003, TFM, acting through its Chairman, has the unilateral right to repurchase the shares of Mexrail. The purchase price for the shares is $32,680,000 which is the same amount received by TFM in May 2003 upon closing of the sale of the shares to KCS, and will be funded out of TFM's existing cash balances.

Upon completion of the repurchase, which the agreement provides is to occur on September 4, 2003, the fifth business day after exercise of the repurchase right, TFM will again own 100 percent of Mexrail.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.tfm.com.mx.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the Company to repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.